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FORM 4
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                                                           OMB APPROVAL
[ ] Check this box if no longer                   ------------------------------
    subject to Section 16. Form 4 or              OMB Number           3235-0287
    Form 5 obligations may continue.              Expires:      January 31, 2005
    See Instruction 1(b).                         Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1.   Name and Address of Reporting Person*

Kojaian                           C. Michael
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   (Last)                           (First)
c/o Grubb & Ellis Company
1646 N. California Blvd., Suite 500
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                                    (Street)

               Walnut Creek, CA                          94596
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

                          Grubb & Ellis Company (GBE)
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3.   IRS Identification Number of Reporting Person, if an entity (voluntary)


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4.   Statement for Month/Day/Year

                               September 9, 2002
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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify title below)

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7.   Individual or Joint/Group Filing (Check Applicable Line)

     [_]  Form filed by One Reporting Person
     [X]  Form filed by More than One Reporting Person
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

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
1.                   2.          2A.        3.           4.                              5.               6.        7.
Title of Security    Trans-      Deemed     Transaction  Securities Acquired (A) or      Amount of        Owner-    Nature of
(Instr. 3)           action      Execu-     Code         Disposed of (D)                 Securities       ship      Indirect
                     Date        tion       (Instr. 8)   (Instr. 3, 4 and 5)             Beneficially     Form:     Beneficial
                     (Month/     Date,                                                   Owned Following  Direct    Ownership
                     Day/Year)   if any                                                  Reported         (D) or    (Instr. 4)
                                 (Month/                                                 Transaction(s)   Indirect
                                 Day/Year)                                               (Instr. 3 and 4) (I)
                                                                                                          (Instr.4)
                                            ------------ -------------------------------
                                                                         (A)
                                             Code     V      Amount      or     Price
                                                                         (D)
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
                                                                                                                          by limited
Common Stock         09/09/2002                 P               $723,840     A     $1.38    2,061,198(1)      I           liability
                                                                                                                          companies
                                                                                                                             (2)
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Common Stock                                                                                  850,842         D
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

Reminder: Report on separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, See Instruction
  4(b)(v).

       POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER

                                                                          (Over)
                                                                 SEC 1474 (9-02)

Table II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

1.          2.       3.      3A.      4.       5.            6.                7.                8.       9.        10.      11.
Title of    Conver-  Trans-  Deemed   Trans-   Number of     Date              Title and Amount  Price    Number    Owner-   Nature
Derivative  sion     action  Execu-   action   Derivative    Exercisable and   of Underlying     of       of        ship     of
Security    or       Date    tion     Code     Securities    Expiration Date   Securities        Deriv-   Deriv-    Form     In-
(Instr. 3)  Exer-    (Month/ Date,    (Instr.  Acquired (A)  (Month/Day/Year)  (Instr. 3 and 4)  ative    ative     of       direct
            cise     Day/    if any   8)       or Disposed                                       Secur-   Secur-    Deriv-   Bene-
            Price    Year)   (Month/           of(D)                                             ity      ities     ative    ficial
            of               Day/              (Instr. 3,                                        (Instr.  Bene-     Secur-   Owner-
            Deriv-           Year)             4, and 5)                                         5)       ficially  ity      ship
            ative                                                                                         Owned     Direct   (Instr.
            Secur-                                                                                        Following (D) or   4)
            ity                                                                                           Reported  In-
                                                                                                          Transac-  direct
                                                                                                          tion(s)   (I)
                                                                                                          (Instr.   (Instr.
                                                                                                          4)        4)
                                      ------   ------------  ----------------  ----------------
                                      Code V    (A)   (D)    Date     Expira-  Title     Amount
                                                             Exer-    tion               or
                                                             cisable  Date               Number
                                                                                         of
                                                                                         Shares
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
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
Explanation of Responses:

(1) REPORTING PERSONS: The shares reported hereunder were acquired by Kojaian Holdings, L.L.C., which is 50% owned by C. Michael Kojaian, a director of the issuer and direct owner of 850,842 shares of Common Stock of the issuer, and 50% owned by Mr. Kojaian's father, Mike Kojaian. Mike Kojaian owns directly 850,844 shares of Common Stock of the issuer, for which C. Michael Kojaian disclaims beneficial ownership. C. Michael Kojaian is also the 100% owner of Kojaian Ventures, L.L.C., which owns 1,337,358 shares of Common Stock of the issuer and holds a promissory note in the face amount of $11,237,500, the principal, interest and costs of which are convertible, generally at the option of the holder, to Series A Preferred Stock of the issuer. The number of shares of Series A Preferred Stock is determined by a formula based on the "Stated Value," as set forth in the Certificate of Designations, Number, Voting Powers, Preferences and Rights of the Series A Preferred Stock.

(2) See Footnote 1.



                                                                 9/10/02
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     **Signature of Reporting Person                            Date
   C. Michael Kojaian, on behalf of all
             Reporting Persons

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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